                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    ---------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                                 (AMENDMENT NO. 2)(1)

                              CORVAS INTERNATIONAL, INC.
                            ------------------------------
                                   (Name of Issuer)

                                     Common Stock
                            ------------------------------
                            (Title of Class of Securities)

                                     22100 5 101
                                    --------------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 8, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                  (Page 1 of 7 Pages)

---------------

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
CUSIP NO. 22100 5 101       13D      Page 2  of 7 Pages
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                               -0-
                   -------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES                  934,606
   BENEFICIALLY    -------------------------------------------------------------
    OWNED BY        9    SOLE DISPOSITIVE POWER
      EACH                     -0-
    REPORTING      -------------------------------------------------------------
   PERSON WITH     10    SHARED DISPOSITIVE POWER
                             934,606
                   ------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                934,606
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------
                       * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 22100 5 101       13D      Page 3  of 7 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                               -0-
   NUMBER OF       -------------------------------------------------------------
    SHARES         8      SHARED VOTING POWER
 BENEFICIALLY               1,928,143
   OWNED BY        -------------------------------------------------------------
     EACH          9      SOLE DISPOSITIVE POWER
   REPORTING                    -0-
  PERSON WITH      -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                               1,928,143
                   -------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,928,143
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.8%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 22100 5 101       13D      Page 4  of 7 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               BVF INC.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
                WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                               -0-
                  --------------------------------------------------------------
   NUMBER OF
    SHARES         8      SHARED VOTING POWER
 BENEFICIALLY               1,928,143
   OWNED BY       --------------------------------------------------------------
     EACH          9      SOLE DISPOSITIVE POWER
   REPORTING                    -0-
  PERSON WITH     --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                            1,928,143
                  --------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,928,143
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.8%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               IA, CO
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 22100 5 101       13D      Page 5  of 7 Pages
-------------------------------------------------------------------------------


     This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated April 24, 1997, as amended by Amendment No. 1, dated October 17, 1997 (as so amended, the "Statement"), is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, no par value (the "Stock"), of Corvas International, Inc., a Delaware corporation ("Corvas").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since February 8, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 248,579 shares of the Stock for an aggregate consideration of $1,110,278.50, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 389,308 shares of the Stock for an aggregate consideration of $1,727,254.25, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 934,606 shares of the Stock, Partners beneficially owns 1,928,143 shares of the Stock, and BVF Inc. beneficially owns 1,928,143 shares of the Stock, approximately 6.7%, 13.8% and 13.8%, respectively, of the aggregate number of shares outstanding as of March 18, 1998 (as reported in Corvas' annual statement on Form 10-K).

     (b) BVF shares voting and dispositive power over the 934,606 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,928,143 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding

CUSIP NO. 22100 5 101       13D      Page 6  of 7 Pages


biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO. 22100 5 101       13D      Page 7  of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               ------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:   /s/ MARK N. LAMPERT
           -----------------------
           Mark N. Lampert
           President

                                 EXHIBIT A

                     AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  April 10, 1998

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner

                  By:  /s/ MARK N. LAMPERT
                       ---------------------
                       Mark N. Lampert
                       President

        BVF PARTNERS L.P.

        By:  BVF Inc., its general partner

             By:  /s/ MARK N. LAMPERT
                  ---------------------
                  Mark N. Lampert
                  President

        BVF INC.


        By:  /s/ MARK N. LAMPERT
             ----------------------
             Mark N. Lampert
             President

                                 EXHIBIT B

             TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                         DURING THE PAST SIXTY DAYS


SETTLEMENT                 FOR THE                   PRICE PER
  DATE          BY       ACCOUNT OF     QUANTITY       SHARE        TYPE OF TRADE    BROKER
----------   --------    ----------     --------     ---------      -------------    -------
02/11/98     Partners     BVF Ltd.        1,000       $3.5000          Purchase       INET
02/20/98     Partners     BVF Ltd.        1,000       $3.8750          Purchase       INET
02/25/98     Partners     BVF Ltd.        6,308       $3.8125          Purchase       MIST
02/27/98     Partners     BVF             2,700       $3.8125          Purchase       MIST
03/02/98     Partners     BVF Ltd.        2,500       $3.8125          Purchase       MIST
03/04/98     Partners     BVF Ltd.        2,000       $3.8750          Purchase       MIST
03/05/98     Partners     BVF Ltd.        3,000       $3.9375          Purchase       INET
03/06/98     Partners     BVF Ltd.        5,000       $3.8750          Purchase       INET
03/18/98     Partners     BVF             2,179       $4.0000          Purchase       MIST
03/19/98     Partners     BVF Ltd.        8,000       $4.1250          Purchase       MIST
03/20/98     Partners     BVF             9,000       $4.0625          Purchase       MIST
03/20/98     Partners     BVF Ltd.        4,500       $4.0625          Purchase       MIST
03/23/98     Partners     BVF             3,300       $4.0625          Purchase       MIST
03/23/98     Partners     BVF Ltd.       10,000       $3.8750          Purchase       PWJC
04/08/98     Partners     BVF           231,400       $4.5000          Purchase       PWJC
04/08/98     Partners     ILL10          30,000       $4.5000          Purchase       PWJC
04/08/98     Partners     PAL            20,000       $4.5000          Purchase       PWJC
04/08/98     Partners     ZPG            16,000       $4.5000          Purchase       PWJC
04/08/98     Partners     BVF Ltd.      280,000       $4.5000          Purchase       PWJC


             MIST         =         Mister Stock
             INET         =         Instinet
             PWJC         =         Paine Webber